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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated:  September 27, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   September 27, 2006                 By: /s/ Karen L. Dunfee
                                               ------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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                                                         EXTERNAL NEWS RELEASE
                                                                      06-44-TC


FOR IMMEDIATE RELEASE:     September 26, 2006


                 TECK COMINCO ANNOUNCES REVISED SALES GUIDANCE

Vancouver, BC -- Teck Cominco Limited announced today that it is revising its sales guidance for the third and fourth quarters of 2006. While production in the third quarter is substantially in accordance with plan, third quarter sales of zinc in concentrate are now expected to be approximately 125,000 tonnes compared to the previously announced estimate of 175,000 tonnes, as a result of ice and weather conditions affecting the Red Dog Mine in Alaska. Fourth quarter sales are now expected to be above previous guidance as a result of the shipping delays in the third quarter.

The Red Dog Mine shipping season commenced two weeks later than normal as a result of ice conditions. Poor weather has reduced ship availability and has further delayed certain shipments. In addition, a high proportion of early shipments from Red Dog in the quarter went to Vancouver to supply the Trail metal operations, correspondingly reducing shipments to third party customers in Europe and the Far East. Assuming satisfactory shipping performance in the fourth quarter, sales tonnage for the fourth quarter of 2006 is expected to be approximately 225,000 tonnes, or 25,000 tonnes above previous guidance. An additional 25,000 tonnes of sales originally expected in the second half of 2006 will be deferred to the first quarter of 2007. Teck Cominco still expects to ship approximately 550,000 tonnes of zinc in concentrate during the 2006 shipping season, representing substantially all of the minesite concentrate inventory.

In addition, Teck Cominco's third quarter operating profit attributed to the Antamina mine will be negatively affected by the timing of shipments of 5,000 tonnes of copper in concentrate that will be recognized in revenue in the fourth quarter, increased royalty expenses and our provision for a potential liability resulting from Antamina's agreement in principle during the quarter to make certain social payments.

Production at all of Teck Cominco's base metal operations has been substantially as expected during the third quarter. Teck Cominco will release its third quarter 2006 financial results on Monday, October 30, 2006, after markets close.


                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
    TEL: (604) 687-1117         FAX: (604) 687-6100       www.teckcominco.com

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 and forward-looking information as defined in the SECURITIES ACT (Ontario). Forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "are expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These include risks generally associated with mining operations, including the risk of production interruption due to mechanical failure, strike or other labour disruption, geological conditions, and other factors. Sales forecasts are based on a number of assumptions, in addition to those stated above, including no material disruption or interruption of production and no material interruption to shipments.

Certain of these risks and assumptions are described in more detail in the annual information form of the company and in its public filings with the SEC and Canadian securities regulatory authorities. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

                                     - 30 -


For further information, please contact:

Greg Waller
Director, Financial Analysis and Investor Relations
(604) 687-1117

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                                                         EXTERNAL NEWS RELEASE
                                                                      06-45-TC

FOR IMMEDIATE RELEASE:              September 27, 2006


               TECK COMINCO ANNOUNCES RECEIPT OF STRIKE NOTICE AT
                             HIGHLAND VALLEY COPPER

VANCOUVER, BC -- Teck Cominco Limited announced today that Highland Valley Copper has been served strike notice by Local 7619 of the United Steel Workers of America on September 26, 2006. The collective agreement at the mine will expire on September 30, 2006. The strike notice provides notice that a strike at Highland Valley Copper may commence as early as Sunday, October 1, 2006. Mediation has been suspended and is expected to resume on Saturday September 30.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

                                     - 30 -

For further information, please contact:

Greg Waller
Director, Financial Analysis and Investor Relations
(604) 687-1117






                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
    TEL: (604) 687-1117         FAX: (604) 687-6100       www.teckcominco.com